UNITED STATES  SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

                                                     FORM 12b-25

                                      NOTIFICATION OF LATE FILING

(Check One) [X ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q
 [   ]Form N-SAR

          For Period Ended: December 31, 1997
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WALL STREET FINANCIAL CORPORATION
Full Name of Registrant

Former Name if Applicable

1088 BISHOP STREET, SUITE 202
Address of Principal Executive Office (Street and Number)

HONOLULU, HAWAII  96813
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[  ]   (a)  The reasons described in reasonable detail in Part III of this form could not be without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portions therof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART II - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The annual audit is being performed outside the United States in the country of the operational subsidiaries and there have been unforseen delays in obtaining information critical to the completion of the audit which is in progress and nearing completion at this time.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gail Kitaji                       (808)              526-3999  (U.S.)
     (Name)                        Area Code)     (Telephone Number)

  for the period from now until the time of filing:  (Belize)  011-501-273-227

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)
     [X] Yes     [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
     [X] Yes     [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable of the results cannot be made.

    The Registrant's subsidiary operational entities are in the process of start-up of operations in 1997, whereas they were not operational in 1996 in comparable periods.
    The anticipated net profit for 1997 is estimated at approxiately $10,000.

Wall Street Financial Corporation. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 1998       By:  /s/ Gail Kitaji
                                   Gail Kitaji, Treasurer